EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports
Third Quarter 2016 Financial Results

YEHUD, ISRAEL, November 29, 2016 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three and nine months periods ended September 30, 2016. Management will hold an investors’ conference call later today, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time, to discuss the results.

RESULTS SUMMARY

•	The results include the operations of Aimetis, the Company’s recently acquired video surveillance subsidiary;

•	Revenues increased to $21.3 million, up 57% compared to the prior quarter and by 25% over the third quarter of 2015;

•	Operating income of $1.6 million and net income of $0.6 million in the quarter;

•
Net cash and equivalents of $21.2 million at quarter-end, subsequent to statement date Magal completed a successful rights offering to shareholders, adding $23.8 million to its cash position in early October 2016.

THIRD QUARTER 2016 RESULTS

Revenues in the third quarter of 2016 were $21.3 million, an increase of 25.5% compared with revenues of $17 million in the third quarter of 2015 and an increase of 56.6% compared with revenues of $13.6 million in the prior quarter.

Gross profit in the third quarter of 2016 was $10.9 million, or 51.1% of revenues, compared with gross profit of $8.4 million or 49.6% of revenues in the third quarter of 2015 and gross profit of $6.1 million, or 44.5% of revenues, in the prior quarter. The variance in the gross margin was due to the mix of projects and products sold in the quarter.

Operating expenses in the third quarter increased to $9.3 million compared to $7.2 million in the third quarter of 2015. The majority of the increase was due to increased expenses following the Aimetis acquisition.

Operating income in the third quarter of 2016 was $1.6 million compared to operating income of $1.3 million in the third quarter of 2015 and an operating loss of $2.2 million in the prior quarter.

Net income in the third quarter of 2016 was $0.6 million, or $0.04 per share, compared to net income of $0.9 million, or $0.05 per share, in the third quarter of 2015 and a net loss of $2 million or ($0.12) per share in the prior quarter of 2016.

Cash, short term deposits and restricted deposits, net of bank debt, as of September 30, 2016, was $21.2 million, or $1.29 per share, compared with cash and short term deposits, net of current bank debt, of $31.1 million, or $1.90 per share, at December 31, 2015. On April 1, 2016, Senstar, Magal’s wholly-owned Canadian subsidiary acquired Aimetis for approximately $15.2 million in cash.

Cash and cash equivalents, do not reflect the proceeds from the Company’s rights offering which concluded on September 30, 2016. The Company sold 6,170,386 shares in the offering and received $23.8 million in proceeds in early October 2016.

MANAGEMENT COMMENT

Commenting on the results, Mr. Saar Koursh, CEO of Magal, said, “We are pleased with these results, growing our top line and demonstrating a fair profitability level. These results support our expectations that the second half of 2016 will be better than the first half.  In particular, we saw broad strength across our product portfolio as well as within our focus region, in North America. We see further potential in this region, with investments in critical sites and border security.”

“We are strongly encouraged by the support of our shareholders who participated in our rights offering, which significantly strengthened our balance sheet. This will enable us to take advantage of many of the opportunities we are seeing in our end markets,” continued Mr. Koursh.

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, November 29, 2016, at 10:00 a.m. Eastern Time and 5:00 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 668 9141; Israel: 03 918 0609; UK: 0 800 917 5108; Intl.: +972 3 918 0609

If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available on the Company’s website for three months from the day after the call. The link to the replay will be accessible at www.magal-s3.com.

ABOUT MAGAL S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge PSIM (Physical Security Information Management system). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS with native IVA and Cyber Security solutions.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3 Ltd. Saar Koursh, CEO Tel: +972 3 539 1421 E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com

* Tables to follow *

MAGAL S3 LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2015	2016	% change	2015	2016	% change
Revenue	$17,011	$21,341	25.5	$44,466	$47,573	7
Cost of revenue	8,573	10,435		24,315	24,354

Gross profit	8,438	10,906	29.2	20,151	23,219	15.2
Operating expenses:
Research and development, net	1,031	1,788	73.4	3,065	5,044	64.4
Selling and marketing	4,467	5,445	21.9	10,678	12,486	16.9
General and administrative	1,652	2,097	26.9	4,941	5,717	15.7
Total operating expenses	7,150	9,330	30.5	18,684	23,247	24.4

Operating income (loss)	1,288	1,576		1,467	(28)
Financial income (expenses), net	758	(491)		504	(1,047)

Income (loss) before income taxes	2,046	1,085		1,971	(1,075)

Taxes on income	1,172	403		1,379	752

Net income (loss)	874	682		592	(1,827)

Income (loss) attributable to non-controlling interests	10	35		(12)	14

Net income (loss) attributable to Magal shareholders'	864	647		604	(1,841)

Basic net earnings (loss) per share	$0.05	$0.04		$0.04	$(0.11)

Diluted net earnings (loss) per share	$0.05	$0.04		$0.04	$(0.11)

Weighted average number of shares used in computing basic net earnings (loss) per share	16,377,589	16,442,914		16,334,337	16,413,660

Weighted average number of shares used in computing diluted net earnings (loss) per share	16,467,839	16,536,949		16,432,110	16,413,660

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015%	2016%	2015%	2016%

Gross margin	49.6	51.1	45.3	48.8
Research and development, net as a % of revenues	6.1	8.4	6.9	10.6
Selling and marketing as a % of revenues	26.3	25.5	24.0	26.2
General and administrative as a % of revenues	9.7	9.8	11.1	12.0
Operating margin	7.6	7.4	3.3	N/A
Net margin	5.1	3	1.4	N/A

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	September 30,
	2015	2016
CURRENT ASSETS:
Cash and cash equivalents	$27,319	$10,191
Short-term bank deposits	3,055	7,031
Restricted deposits	786	3,935
Trade receivables, net	13,706	16,178
Unbilled accounts receivable	5,597	4,287
Other accounts receivable and prepaid expenses	2,107	3,141
Inventories	7,879	6,930

Total current assets	60,449	51,693

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term trade receivables	617	410
Long-term deposits and restricted bank deposits	136	121
Severance pay fund	1,761	1,745
Deferred income taxes	1,055	626

Total long-term investments and receivables	3,569	2,902

PROPERTY AND EQUIPMENT, NET	5,415	5,579

GOODWILL AND OTHER INTANGIBLE ASSETS, NET	5,563	17,506

TOTAL ASSETS	$74,996	$77,680

	December 31,	September 30,
	2015	2016

CURRENT LIABILITIES:

Trade payables	$3,185	$3,908
Customer advances	2,520	2,530
Other accounts payable and accrued expenses	10,748	12,424

Total current liabilities	16,453	18,862

LONG-TERM LIABILITIES:
Long-term bank debt and other long-term payables	15	285
Deferred income taxes	173	178
Accrued severance pay	2,660	2,667

Total long-term liabilities	2,848	3,130

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2015 and September 30, 2016; Issued and outstanding: 16,398,872 shares at December 31, 2015 and 16,454,362 shares at September 30, 2016	4,968	4,983
Additional paid-in capital	69,888	93,937
Receivables on account of shares	-	(23,818)
Accumulated other comprehensive loss	(1,850)	(1,174)
Foreign currency translation adjustments (stand alone financial statements)	406	1,304
Accumulated deficit	(17,629)	(19,470)

Total shareholders' equity	55,783	55,762
Non-controlling interest	(88)	(74)

TOTAL SHAREHOLDERS' EQUITY	55,695	55,688

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$74,996	$77,680